Via EDGAR

May 11, 2015

Mr. Matthew Crispino

Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Nielsen N.V.

Form 10-K for the Fiscal Year Ended December 31, 2014 (“Form 10-K”)

Filed February 20, 2015

File No. 001-35042

Dear Mr. Crispino:

On behalf of Nielsen Holdings Limited (“Nielsen” or the “Company”), we are providing the following responses to your comment letter dated May 8, 2015 from the Staff of the Division of Corporation Finance (the “Staff”) to Dwight M. Barns, Chief Executive Officer of Nielsen. For ease of reference, we have repeated the Staff’s comment in italics text preceding our response. Any capitalized terms used in this letter but not defined have the meanings given to such terms in the above-referenced filings.

Form 10-K for the Fiscal Year Ended December 31, 2014

Note 17. Segments, page 102

1.	We note that on page 10 of the slide presentation provided for your April 22, 2015 earnings call, you present revenues by developed and emerging markets. We also note that, during your April 22, 2015 earnings call, you discuss the impact that emerging markets had your results and overall performance. Please tell us what consideration you gave to providing a similar presentation and discussion in future filings. For guidance, see Section I.B and the fourth paragraph within Section III.B.1 of SEC Release 33-8350.

Response: The Company advises the Staff that in future filings it will continue to provide a similar presentation and discussion to that provided during the April 22, 2015 earnings call and the disclosure included on page 30 of its Form 10-Q filed with the SEC on April 22, 2015, with respect to developed and emerging markets and their relative impacts on the Company’s Buy segment revenue performance.

Please do not hesitate to contact Jeffrey R. Charlton at 203-563-3138 with any questions or further comments you may have regarding this submission or if you wish to discuss the above responses.

Sincerely,

/s/ Jamere Jackson
Jamere Jackson
Chief Financial Officer

cc:	Joseph H. Kaufman

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017